PROACTIVE FINTECH LLC
Balance Sheet
As of December 31, 2022 and 2021

Assets

	Dec. 31, 2022	Dec. 31, 2021
Current Assets		
Cash	$ 276,231.24	$ 42,655.77
Accounts Receivable	35,789.47	6,528.09
Total Current Assets	312,020.71	49,183.86
Property and Equipment		
Furniture & Equipment	14,410.93	14,410.93
Less Accumulated Depreciation	(9,192.97)	(6,484.02)
Net Property and Equipment	5,217.96	7,926.91
Non Current Assets		
Deferred Expenses	1,940,312.47	1,676,239.57
Notes Receivable	429,158.31	430,685.18
Total Non Current Assets	2,369,470.78	2,106,924.75
Total Assets	$ 2,686,709.45	$ 2,164,035.52

Liabilities and Stockholders' Equity

	Dec. 31, 2022	Dec. 31, 2021
Current Liabilities		
Accounts Payable	$ 46,734.36	$ 65,307.31
Current Portion of Long-Term Debt	38,251.20	38,251.20
Other Current Liabilities	254,398.57	241,831.28
Total Current Liabilities	339,384.13	345,389.79
Long-Term Liabilities		
Long-Term Debt	4,024,123.87	1,650,956.28
Total Long-Term Liabilities	4,024,123.87	1,650,956.28
Total Liabilities	4,363,508.00	1,996,346.07
Stockholders' Equity		
Retained Earnings	(5,214,740.42)	(2,463,452.92)
Additional Paid in Capital	7,826,317.90	5,744,697.78
Treasury Stock	(1,151,960.00)	0.00
Net Income	(2,365,203.17)	(2,699,236.89)
Total Stockholders' Equity	(905,585.69)	582,007.97
Total Liabilities and Stockholders' Equity	$ 3,457,922.31	$ 2,578,354.04